[TRANSLATION]

October 22, 2010

For Immediate Release

Company Name: JX Holdings, Inc.
Name of Representative: Mitsunori Takahagi,
Representative Director, President
Code No. 5020, First Sections of the Tokyo Stock
Exchange, Osaka Securities Exchange, and Nagoya
Stock Exchange
Direct your queries to: Masayoshi Yamamoto, Group
Manager, Finance & Investor Relations Department
(Tel: +81-3-6275-5009)

Notification with Respect to Implementation of an Early Retirement Program
of Wholly-Owned Subsidiary of JX Holdings, Inc.

JX Nippon Oil & Energy Corporation (“JX Nippon Oil & Energy,” President: Yasushi Kimura), a wholly-owned subsidiary of JX Holdings, Inc., determined today that it will implement an early retirement program (the “Program”).  In connection with such determination, we would like to provide notice as follows:

1.	Reasons for the Implementation of the Program

Based on the JX Group’s medium-term management plan, JX Nippon Oil & Energy has been making efforts to realize a drastic structural reform, ahead of changes expected in the business environment in the future.

As one of such efforts, JX Nippon Oil & Energy came to the conclusion that it is indispensable to take certain measures to establish an appropriate employment system at an early stage.  In addition, in order to support employees who wish to make a career transition based on their life plans, JX Nippon Oil & Energy determined to implement the Program.

2.	Details of the Program

(1) Eligibility	Employees who will be 35 years of age and older as of March 31, 2011. Provided, however, that employees who will have been employed for less than 3 years as of the same date shall not be eligible.
(2) Number of applications sought	1,000 persons (Total number of employees of JX Nippon Oil & Energy as of October 1, 2010 was 10,432.)

(3) Period in which applications will be solicited	Until late December 2010 (scheduled)
(4) Date of retirement	March 31, 2011, in principle
(5) Preferential treatment	A special premium will be added to the ordinary retirement benefit. In addition, JX Nippon Oil & Energy will provide re-employment support to applicants who wish to obtain such support.

Details of the Program will be determined after future discussions with the labor union.

3.	Future Outlook

The special premium to be paid out in conjunction with the implementation of the Program is scheduled to be accounted for in the financial results for the fiscal year ending March 31, 2011 (the “Fiscal Year 2010”), as special losses.  The impact on the consolidated business results has not been determined at this time, and will be disclosed as soon as it is determined.  However, special losses of approximately 25 billion yen have already been accounted for in the consolidated business results forecasts for the Fiscal Year 2010, which was released on May 10, 2010, as expenses in connection with rationalization arising from the business integration.

End of Document

【Reference】	Forecasts of Consolidated Business Results for the Fiscal Year 2010 (Announced on May 10, 2010)
(¥ millions)
	Net Sales	Operating Income	Ordinary Income	Net Income
Fiscal Year 2010	9,160,000	170,000	220,000	270,000